April 9, 2025

Yi Zhou
Chief Executive Officer
Aquaron Acquisition Corp.
515 Madison Avenue, 8th Floor
New York, NY 10022

       Re: Aquaron Acquisition Corp.
           Preliminary Proxy Statement on Schedule 14A
           Filed April 4, 2025
           File No. 001-41470
Dear Yi Zhou:

       We have reviewed your filing and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A filed April 4, 2025
General

1. We note your disclosure that your common stock is quoted on the over-the-counter trading market. We also note your Form 8-K filed March 10, 2025, in which you disclosed the determination letter received from Nasdaq on March 6, 2025 stating that
       Nasdaq will suspend trading in the company   s common stock effective at
the opening
       of trading on March 7, 2025. Please update your disclosure throughout the proxy statement to clearly disclose, if true, that your securities were delisted on March 7,
       2025 and are now quoted on the over-the-counter trading market. Also revise to address the consequences arising from the delisting to you and your shareholders, including the impacts on your liquidity and the market for your securities, your attractiveness as a merger partner, your ability to complete your business combination, and your securities no longer being "covered securities." In this regard, we note, for example, that your merger agreement dated July 12, 2024 with HUTURE
       Ltd. and other parties contains a representation and a closing condition regarding your listing on Nasdaq.
 April 9, 2025
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Isabel Rivera at 202-551-3518 or Benjamin Holt at 202-551-6614 with any questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Real Estate
& Construction
cc:   Sally Yin